                                                                    Exhibit 99.1



(Illustration of street corner, office buildings, pedestrians, and cars. Street signs labeled, "McDonald's", and "Wall Street.")

McDonald's Corporation Stock Purchase Plan
MCDirect Shares  (illustration of Golden Arches logo.)
(This is printed vertically in a border on the right vertical side of the page.)

Dear Investor:

McDonald's is the largest and best-known global foodservice retailer today, with more than 16,000 locations in 83 countries. Yet, on any given day, even as the market leader, McDonald's serves less than one percent of the world's population. To capitalize on this enormous opportunity, we continue to challenge ourselves to reach even higher levels of excellence in understanding and meeting the needs and expectations of our customers.

Our vision is to dominate the global foodservice marketplace by being the customers' first choice for food service. Our goals to achieve this vision are to improve customer satisfaction, increase market share by accelerating expansion and growing sales at existing restaurants, and enhance profitability and returns.

As a long-time supporter of individual investors, our new stock purchase plan, "MCDirect Shares," is designed to promote long-term ownership among individual investors who are committed to investing a minimum amount and building their McDonald's share ownership over time.

I look forward to sharing ownership of McDonald's and our future with you.

Sincerely,



/s/ Michael R. Quinlan
Michael R. Quinlan
Chairman and Chief Executive Officer,
Shareholder

October __, 1995

About McDonald's . . .

McDonald's many STRENGTHS have made us the leading foodservice organization in the global consumer marketplace today:

 . One of the strongest BRAND names in the world; our marketing and promotional activities are designed to nurture our brand by focusing on value, taste, and customer satisfaction.

 . Our COMMITMENT TO FRANCHISING awards restaurants to full-time, on-premise owner/operators with an equity interest in their McDonald's restaurant business. They contribute to McDonald's revenues by paying rents and service fees based on sales.

 . Our ADVANCED OPERATIONAL SYSTEMS combine stringent product standards, strict operating procedures, and close working relationships among thousands of dedicated employees, franchisees and suppliers, which are designed to produce a 100% McDonald's experience: hot and tasty food, fast and friendly service, and accurate orders.

 . Our supply network seeks to optimize supply sources in markets around the world. The result is a GLOBAL, LOWER-COST, HIGH-QUALITY, FLEXIBLE SUPPLY INFRASTRUCTURE. We maintain a sense of loyalty and fairness toward our suppliers, many of whom have responded to our needs by investing capital in manufacturing and processing facilities, and by advancing new technology and ideas.

McDonald's current global leadership position reflects the hard work of the men and women of the McDonald's System -- our employees, franchisees, joint-venture partners and suppliers. Together we are striving to improve our market share and competitive position and achieve 100 percent customer satisfaction.

COMPOUND ANNUAL TOTAL RETURN TO INVESTORS for the ten-year period ended December 31, 1994 a bar chart depicting compound annual total return to investors for the ten year period ending December 31, 1994 for the following:

McDonald's common stock                            19.0%
Dow Jones Industrial Average                       16.1
Standard & Poor's 500                              14.4
Wilshire 5000                                      13.9
Lehman Brothers Government/Corporate Bond Index     9.8
Donoghue Money Fund                                 5.9

MARKET PRICE PER COMMON SHARE
in dollars

a line graph depicting McDonald's quarterly stock price range and price at quarter end for:

                              High     Low      End
1991, First Quarter          17.688   13.063  17.375
      Second Quarter         18       15.625  16.438
      Third Quarter          17.938   15      17.5
      Fourth Quarter         19.9375  16.438  19
1992, First Quarter          22.5     19.188  19.938
      Second Quarter         23.75    19.688  23
      Third Quarter          23.625   20.563  22.188
      Fourth Quarter         25.188   20.438  24.375

1993, First Quarter          27.125   23.375  26.375
      Second Quarter         26.75    22.75   24.5
      Third Quarter          27.75    24.125  25.875
      Fourth Quarter         29.5     25.625  28.5
1994, First Quarter          31.25    27.25   28.375
      Second Quarter         31.375   27.625  28.875
      Third Quarter          29.75    25.625  26.375
      Fourth Quarter         29.875   25.875  29.25
1995, First Quarter          35.75    28.625  34.125
      Second Quarter         39.25    33.75   39.125

COMPOUND ANNUAL GROWTH RATES
for the ten-year period ended December 31, 1994

-----------------------------------------------------------------
Systemwide sales                                         10.0%
-----------------------------------------------------------------
    U.S.                                                  6.4
-----------------------------------------------------------------
    Outside of the U.S.                                  19.0
-----------------------------------------------------------------
Total revenues                                            9.5
-----------------------------------------------------------------
Operating income                                         10.7
-----------------------------------------------------------------
    U.S.                                                  5.4
-----------------------------------------------------------------
    Outside of the U.S.                                  22.7
-----------------------------------------------------------------
Net income                                               12.1
-----------------------------------------------------------------
Net income per common share                              13.1
-----------------------------------------------------------------
Cash provided by operations                              10.6
-----------------------------------------------------------------
Total assets                                             12.4
-----------------------------------------------------------------
Total shareholders' equity                               13.1
-----------------------------------------------------------------
Total return to investors on common stock                19.0
-----------------------------------------------------------------

These results are not indicative of future performance, which will depend upon a variety of factors.

FINANCIAL SUMMARY                                       1994     1993    1992    1991    1990
(Dollars rounded to millions, except per common share data and average restaurant sales)
  Systemwide sales                                      $25,987  23,587  21,885  19,928  18,759
    U.S.                                                $14,941  14,186  13,243  12,519  12,252
    Outside of the U.S.                                 $11,046   9,401   8,642   7,409   6,507

  Systemwide sales by type
    Operated by franchisees                             $17,146  15,756  14,474  12,959  12,017
    Operated by the Company                             $ 5,793   5,157   5,103   4,908   5,019
    Operated by affiliates                              $ 3,048   2,674   2,308   2,061   1,723

  Average sales by restaurants open at
  least one year, in thousands                          $ 1,800   1,768   1,733   1,658   1,649
  Revenues from franchised restaurants                  $ 2,528   2,251   2,031   1,787   1,621
  Total revenues                                        $ 8,321   7,408   7,133   6,695   6,640
  Operating income                                      $ 2,241   1,984   1,862   1,679   1,596
  Income before provision for income taxes              $ 1,887   1,676   1,448   1,299   1,246
  Net income                                            $ 1,224   1,083     959     860     802
  Cash provided by operations                           $ 1,926   1,680   1,426   1,423   1,301
  Financial position at year end
    Net property and equipment                          $11,328  10,081   9,597   9,559   9,047
    Total assets                                        $13,592  12,035  11,681  11,349  10,668
    Long-term debt                                      $ 2,935   3,489   3,176   4,267   4,429
    Total shareholders' equity                          $ 6,885   6,274   5,892   4,835   4,182
  Per common share*
    Net income                                          $  1.68    1.45    1.30    1.17    1.10
    Dividends declared                                  $   .23     .21     .20     .18     .17
    Total shareholders' equity at year end              $  9.20    8.12    7.39    6.73    5.82
    Market price at year end                            $29 1/4  28 1/2  24 3/8      19  14 1/2
  Systemwide restaurants at year end                     15,205  13,993  13,093  12,418  11,803
    Operated by franchisees                              10,458   9,832   9,237   8,735   8,131
    Operated by the Company                               3,083   2,699   2,551   2,547   2,643
    Operated by affiliates                                1,664   1,462   1,305   1,136   1,029

    U.S.                                                  9,744   9,283   8,959   8,764   8,576
    Outside of the U.S.                                   5,461   4,710   4,134   3,654   3,227

  Number of countries at year end                            79      70      65      59      53

*Restated for two-for-one common stock split in June 1994.


This summary should be read in conjunction with the full financial statements of the Company, which are contained in the Company's 1994 Annual Report on Form 10-K and are incorporated by reference in the accompanying Prospectus.

Key competitive strategies...


1994 Highlights
 .  nearly $26.0 billion in Systemwide sales
 .  over $2.2 billion in operating income
 .  over $1.2 billion in net income
 .  an asset base reaching $13.6 billion


Pie charts depicting


                        1989                      1994
                              Outside                   Outside
                Total   U.S.  the U.S.   Total   U.S.   the U.S.
Restaurants    11,162  8,576     3,227   15,205  9,744    5,461
Systemwide      $17.3   12.0       5.3    $26.0   15.0     11.0
sales
(billions)
Operating        $1.4    1.0        .4     $2.2    1.1      1.1
income
(billions)
Assets           $9.2    5.7       3.5    $13.6    6.7      6.9
(billions)

OUR KEY COMPETITIVE STRATEGIES

Despite today's global leadership position, we are not satisfied. We want to create or increase the gaps between us and our competitors so that we dominate in every market around the world. In our effort to achieve this vision, we will focus intensely on customer satisfaction, market share and profitability. Supporting this focus are three competitive strategies: Convenience, Value, and Execution.

     . CONVENIENCE . . . Making McDonald's easy to visit by adding both traditional and innovative locations worldwide, wherever people live, work, shop, play or gather.

     . VALUE . . . Supporting value pricing for customers by using McDonald's economies of scale to lower development and operating costs.

     . EXECUTION . . . Satisfying customers by understanding and anticipating their changing needs and providing a 100 percent McDonald's experience: hot and tasty food, fast and friendly service, and accurate orders.

     These strategies have supported McDonald's growth by satisfying millions of customers around the world each day. Likewise, McDonald's seeks to apply these same strategies to our stock purchase plan, MCDirect Shares.

About MCDirect Shares . . .

                                  CONVENIENCE

INITIAL STOCK PURCHASES

It's convenient to make your initial purchase of McDonald's stock. First, read the accompanying prospectus and the instructions on the enclosed enrollment form. Then, simply send a check or money order for $1,000 or more to First Chicago Trust Company, the Plan administrator, or sign up for the automatic investment option described below. A $5 enrollment fee will be deducted from initial investments. Shares are generally purchased weekly, and daily when practical.

ADDITIONAL STOCK PURCHASES

(Illustration of female holding a ladder for male who is climbing to drop a coin into a Ronald McDonald bank while a third person looks on. Caption: "MCDirect Shares makes investing in McDonald's convenient.")

After you are enrolled in MCDirect Shares, you may buy additional shares through:

  INVESTMENT BY CHECK OR MONEY ORDER

  You may send a check or money order for at least $100 and the detachable transaction form on the bottom of your account statement or transaction advice to First Chicago Trust Company. They do the investing for you. Your investment, less applicable fees, will buy full and fractional shares of McDonald's common stock.

  AUTOMATIC INVESTMENTS

  You may authorize automated withdrawals for as little as $100 from your U.S. bank account. After the authorization, your money, less applicable fees, is automatically invested.

TOTAL INVESTMENTS

Investments, whether by check and/or automated withdrawal, cannot exceed $250,000 per year.

Note: Members of the McDonald's System may be eligible to invest through automatic payroll deductions. Please see your employer for details.

DIVIDEND REINVESTMENT

Dividends on shares held in the MCDirect Shares Plan will be reinvested, less applicable fees. Under U.S. Federal tax law, dividends are subject to tax, whether paid in cash or reinvested.

                                     VALUE



PURCHASES

MCDirect Shares makes buying McDonald's stock more cost-effective when compared to traditional means. To buy stock, the fee is 10 cents per share (with a $5 maximum), plus a processing fee of $5 if paid by check or $1 if paid by automated withdrawal.

SALES

Under MCDirect Shares, you may sell some or all of your whole shares of McDonald's stock. As with purchases, First Chicago Trust Company will handle stock sales, at a lower cost than more traditional means. You will be charged 10 cents per share (with a $5 maximum) plus a $10 processing fee per sale. Shares will generally be sold weekly, and daily when practical.

ADMINISTRATION

A $5 enrollment fee will be deducted from your initial investment and a $3 annual fee will be deducted in quarterly installments from cash dividends to be reinvested.

(Illustration of street corner, office buildings, pedestrians, and cars. Street signs labeled, "McDonald's", and "Wall Street." Caption: "MCDirect Shares makes investing in McDonald's more affordable.")

SAFEKEEPING

By using MCDirect Shares' "safekeeping" feature, you do not have to worry about loss, theft or damage of your McDonald's stock certificates. Shares purchased through MCDirect Shares will be held in an account in your name. You may also deposit any McDonald's stock certificates you already own in your account for safekeeping. If you should want a certificate sent to you, we'll do so promptly at no cost.

                                   EXECUTION



RECORDKEEPING

To simplify financial recordkeeping, you will receive quarterly statements detailing year-to-date activity in your account. Each statement will include a tear-off form for making additional purchases and requesting other transactions. You will also receive a transaction advice after each investment or transaction.

IRA

You can use MCDirect Shares to establish an Individual Retirement Account (IRA) which invests in McDonald's stock. To do this, you can either roll over funds from an existing IRA (or other qualified plan distribution) valued at $1,000 or more, or you can make an initial IRA investment of $1,000 or more. There is an annual service fee of $50 for IRAs. Call xxx-xxx-xxxx for IRA enrollment materials. Because special tax consequences may apply if you participate in the Plan through an IRA, you are urged to consult your tax advisor regarding such participation.

GIFTS AND TRANSFERS

MCDirect Shares allows you to transfer shares of McDonald's stock from your Plan account, without charge. A recipient who owns 25 shares or more may enroll in MCDirect Shares.

(Illustration of bear and bull facing each other, nose to nose, with a road leading to the Golden Arches. Caption: "MCDirect Shares provides customized services for long-term investors.")

                                   ENROLLMENT


MCDirect Shares makes investing more convenient and cost-effective. If you want these benefits, join the Plan and invest in McDonald's.


     .  1  IF YOU ARE NOT A MCDONALD'S SHAREHOLDER,

        complete the enclosed enrollment form and either make an initial investment of $1,000 or more, or sign up for monthly automatic investments of $100 or more.

     .  2  IF YOU ARE A MCDONALD'S SHAREHOLDER,

        and hold 25 or more shares in your name, complete and return the enclosed enrollment form. If you own less than 25 shares, you must also make an initial investment of $1,000 or more, or sign up for monthly automatic investments of $100 or more.

     .  3  IF YOU ARE A MEMBER OF THE MCDONALD'S SYSTEM,

        you may be eligible to enroll through automatic payroll deductions. Please see your employer for details.


     Note: This Plan may not be available in all U.S. states and in some countries outside of the U.S. because of local laws.

     --------------------------------------------------------------------
     The information contained in this brochure is as of _____,
     1995 and highlights some of the aspects of the Company's
     business, but is not a complete description of the Company, its activities or its prospects. This brochure should be read in conjunction with the accompanying Prospectus and the documents incorporated by reference therein. Unless read in conjunction with the accompanying prospectus, this brochure does not constitute an offer to sell or the solicitation of an offer to buy. There shall be no sale of these securities in any state or country in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or country.
     --------------------------------------------------------------------